January 14, 2025

Lim Heng Hai
Chief Executive Officer
TechCreate Group Limited
336 Smith Street, #06-303, New Bridge Centre
Singapore 050336

       Re: TechCreate Group Limited
           Draft Registration Statement on Form F-1
           Submitted December 18, 2024
           CIK No. 0002047190
Dear Lim Heng Hai:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your statements on the cover page, in the risk factor section and with regard
       to forward looking statements that you    have not independently
verified the accuracy
       or completeness of    the data included in the registration statement
and that investors
       "should not place undue reliance on such information." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. The company is responsible for all information contained in the registration statement and should not include language that suggests otherwise. Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement or specifically state that you take liability for these statements.
 January 14, 2025
Page 2
Prospectus Summary, page 1

2. Please disclose the date of the report that was commissioned by the company and prepared by Frost & Sullivan.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Operating Results, page 57

3.     We note your reference to    key operational metrics.    Please revise
to include a
       discussion of your key operational metrics that management uses to manage the business and that would be material to investors. Refer to Section III.B of SEC
       Release No. 33-8350.
Major Customers, page 85

4. You disclose that your top three customers for the fiscal year ended December 31,
       2023 accounted for 25%, 35% and 11% of your total revenue. Please add a risk factor related to your dependence on a limited number of customers and to discuss the material terms of your agreements with those customers, including the identity and termination provisions. See Item 3.D and Item 4.B of Form 20-F.
Major Suppliers, page 86

5. We also note that you depend on a small number of suppliers and that three suppliers accounted for 23%, 17% and 12% of your total of revenue for the fiscal year ended
       December 31, 2023. Please revise to discuss disclose the material terms of any material agreements with these suppliers including the identity and minimum purchase commitments. See Item 3.D and Item 4.B of Form 20-F. Management, page 93

6. You disclose that Ling Wee Seng and Paul Gwee Choon Guan have accepted appointments as independent directors upon effectiveness of the registration
       statement. Please file the consent of each director nominee as an exhibit to your registration statement. See Securities Act Rule 438.
Principal Shareholders, page 100

7.     Please clarify whether the concert party agreement between Mr. Vong
Ronald Chin
       Hua and Mr. Lim Heng Hai will continue after the completion of the offering. If so, please disclose the material terms of the concert party agreement in the prospectus summary including any termination provisions. File the agreement as an exhibit.
Related Party Transactions, page 102

8. We note your disclosure that the table includes major related parties and their relationships with the Company as of December 31, 2023 and 2024. Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.
 January 14, 2025
Page 3
General

9. We note extensive discussion of artificial intelligence technology in your disclosure
       and that you have    developed an Artificial Intelligence
Real-Time-Engine.    Please
       indicate if your algorithms are proprietary or open source and add a risk factor discussing any material risks and uncertainties arising from your use of AI.
10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Meng Ding